[MM Letterhead]

April 22, 2013

VIA EDGAR

Mr. Joe Cascarano

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Millennial Media, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 20, 2013

File No. 001-35478

Dear Mr. Cascarano:

Millennial Media, Inc. (the “Company”) hereby acknowledges that it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 4, 2013 with respect to the above-referenced filing (the “Comments”).  Consistent with your telephonic conversation today with Brent Siler from Cooley LLP, the Company currently intends to respond to the Comments by May 6, 2013.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLENNIAL MEDIA, INC.

By:	/s/ Ho Shin
Ho Shin
General Counsel

cc:                                Brent B. Siler, Esq.